SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                           LOGANSPORT FINANCIAL CORP.
                                (Name of Issuer)

                      Common Stock, no par value per share
                                 (CUSIP Number)

                                   541209102
                                 (CUSIP Number)

                               November 25, 2002
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

         |_| Rule 13d-1(b)
         |x| Rule 13d-1(c)
         |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 541209102                                            Page 2 of 5 Pages

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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     RAFFLES ASSOCIATES, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           54,300
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         54,300
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     54,300
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.40%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

               Logansport Financial Corp.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               723 East Broadway, P.O. Box 569, Logansport, IN  46947.

Item 2(a).     Name of Person Filing:

               Raffles Associates, L.P.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               450 Seventh Avenue, Suite 509, New York, NY  10123

Item 2(c).     Citizenship:

               Not Applicable.

Item 2(d).     Title of Class of Securities:

               Common Stock, no par value.

Item 2(e).     CUSIP Number:

               541209102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

      (a)   |_|   Broker or dealer registered under Section 15 of the Exchange
                  Act.

      (b)   |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c)   |_|   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

      (d)   |_|   Investment company registered under Section 8 of the
                  Investment Company Act.

      (e)   |_|   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

      (f)   |_|   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

      (g)   |_|   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

      (h)   |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act;


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

     (j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this Statement is filed pursuant to Rule 13d-1(c), check this box [X].

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:  54,300

     (b)  Percent of class: 6.40%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote: 54,300


          (ii)  Shared power to vote or to direct the vote:  0


          (iii) Sole power to dispose or to direct the disposition of: 54,300


          (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following |_|.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2003

                                  RAFFLES ASSOCIATES, L.P.
                                  By: RAFFLES CAPITAL ADVISORS, LLC,
                                           General Partner


                                  By: /s/ Paul H. O'Leary
                                     --------------------------------------
                                         Name:  Paul H. O'Leary
                                         Title: Managing Member


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